

Mail Stop 3561

October 30, 2006

Via Fax & U.S. Mail

Gracia C. Martore
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0910

> **Re: Gannett Co., Inc.**
> **Form 10-K [for the year ended December 25, 2005**
> **File No. 001-06961**

Dear Ms. Martore:

We have reviewed the above-referenced filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 25, 2005

Management's Discussion and Analysis

Results of Operations, page 23

1. We note that you have presented the non-GAAP measure "Operating Cash Flow" as
    part of your discussion of operating results. Item 10(e) of Regulation S-K prohibits
    the use of titles or descriptions of non-GAAP financial measures that are the same as,
    or confusingly similar to, titles or descriptions used for GAAP financial measures.
    Please delete this inappropriate caption from your annual and interim filings. It is
    confusing.

2. Also with regard to the "Operating Cash Flow Measure," you have disclosed that you
    believe this measure is appropriate because use of this measure allows investors and
    management to measure, analyze and compare the cash resources generated from its
    business segments in a meaningful and consistent manner, yet you have reconciled
    this measure to operating income on a consolidated basis. As it appears from your
    justification for the inclusion of this measure that you use this measure as a means of
    assessing liquidity, supplementally explain to us why you have reconciled this
    measure to operating income. Please note that, per FR 65, the most directly
    comparable GAAP measure for non-GAAP measures used to assess liquidity is Cash
    Flow from Operations. Accordingly, we believe that the use of this measure in filed
    documents does not comply with the guidance in FR-65. Please revise or advise. We
    may have further comments upon review of your response.

3. Refer to your Form 10-Q for the Quarter Ended June 25, 2006. Please delete your
    reference to net income per share excluding stock-based compensation. Net income
    per share is a GAAP measure and it includes stock-based compensation by definition.
    We will not object if you wish to specifically quantify the impact of stock-based
    compensation on per share earnings in your narrative discussion.

4. You have indicated that, within your discussion of operating results, certain
    information discussed is on a pro forma basis, as if all properties owned at the end of
    2005 were owned throughout the periods covered by the discussion.   From your
    reconciliation on page 24 it appears that you have adjusted results from as far back as
    2003 for 2005 acquisitions. Please note that, even for purposes of pro forma
    presentations under Article 11 of Regulation S-X, we limit these disclosures to the
    most recent fiscal year and subsequent interim period only. Further, MD&A is
    intended to discuss and analyze your historical operating results on a GAAP basis.
    Where acquisitions and dispositions have had a material impact upon operating
    revenues and expenses in the current period, we agree that this fact should be
    disclosed and the material components of the resulting increase or decrease should be

identified and quantified in your narrative. Consideration should also be given to providing disclosures in a manner similar to the "same store sales" presentations utilized by other industries. However the use of pro forma or non-GAAP amounts, in lieu of or in addition to historical operating results on a GAAP basis, is not appropriate in a filed document. Please revise your narrative discussions accordingly.

Liquidity and Capital Resources

Contractual Obligations, page 31

5. We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

Financial Statements

Note 12. Business Operations and Segment Information, page 55

6. Segment "operating cash flow" represents a non-GAAP measure and, as such, it is subject to the guidance set forth in Item 10(e) of Regulation S-K. Accordingly, please eliminate this measure from your annual and interim footnote disclosures in future filings. Please note that, while we do not object to a disclosure of a (single) measure of segment profitability on a basis that differs from consolidated operating profit as defined by GAAP in conformity with SFAS 131, disclosure of additional non-GAAP measures is precluded. Where more than one measure of profit or loss is used by the CODM, you should report the measure that has been determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please revise your presentation accordingly. Finally, references to this measure in connection with your segments should be deleted from your narrative MD&A discussion as well.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Gracia C. Martore
Gannett Co., Inc.
October 30, 2006
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief